# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Priority Technology Holdings, Inc., CIK 0001653558
CUSIP: 74275G107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004
Date of event which requires filing of this statement: 09/18/2026
Filed by CIK 0001746475
Persons authorized to receive notices and communications: Thomas C. Priore, c/o Priority Technology Holdings, Inc., 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004, (800) 935-5961

## Reporting persons
- Thomas C. Priore (CIK 0001746475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 34,066,776; shared voting power 12,500,000; sole dispositive power 34,066,776; shared dispositive power 12,500,000; aggregate amount beneficially owned 46,566,776 (56.5% of the class)
  Comment: Row 13:
  Calculated based on 82,440,372 shares of common stock, par value $0.001 per share ("Common Stock"), of Priority Technology Holdings, Inc. (the "Issuer") issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 6, 2026 (the "Quarterly Report").
- John V. Priore (CIK 0001747139): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 67,207; shared voting power 4,000,000; sole dispositive power 67,207; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,067,207 (4.9% of the class)
  Comment: Rows 8, 10, and 11:
  Includes 4,000,000 shares of Common Stock held directly by AESV CreditCard Consulting, LLC.
  
  Row 13:
  Calculated based on 82,440,372 shares of Common Stock issued and outstanding as of July 31, 2026, as reported in the Quarterly Report.
- AESV CreditCard Consulting, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,000,000; sole dispositive power 0; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,000,000 (4.9% of the class)
  Comment: Row 13:
  Calculated based on 82,440,372 shares of Common Stock issued and outstanding as of July 31, 2026, as reported in the Quarterly Report.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Priority Technology Holdings, Inc.
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004
Comment: This Amendment No. 7 ("Amendment No. 7") and amends and supplements the statement on Schedule 13D filed with the SEC on July 25, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 21, 2019 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 19, 2019 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 6, 2020 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 21, 2024 ("Amendment No. 4"), Amendment No. 5 to Original Schedule 13D filed with the SEC on November 10, 2025 ("Amendment No. 5") and Amendment No. 6 to the Original Schedule 13D filed with the SEC on December 18, 2025 ("Amendment No. 6") (collectively, the "Schedule 13D"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 7. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is filed by the following reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

1. Thomas C. Priore

2. John V. Priore

3. AESV CreditCard Consulting LLC ("AESV"). It is a Delaware limited liability company and its principal business address is 13620 Pondview Circle, Naples, FL. 34119. Its principal business is to hold shares of Common Stock.
Residence or business address:
With respect to the individuals identified by number in Item 2(a) above:

1. His principal business address is c/o Priority Technology Holdings, Inc., 2001 Westside Parkway, Suite 155, Alpharetta, GA 30004.

2. His principal business address is 13620 Pondview Circle, Naples, FL. 34119.
Present principal occupation or employment:
With respect to the individuals identified by number in Item 2(a) above:

1. His principal occupation is Chairman and Chief Executive Officer of the Issuer.

2. His principal occupation is Manager of AESV.
Criminal convictions in the last five years: With respect to all persons identified in Item 2(a) above: None.
Civil proceedings (securities laws) in the last five years: With respect to all persons identified in Item 2(a) above: None.
Citizenship: With respect to the individuals identified by number (1 and 2) in Item 2(a) above: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment No. 7 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Agreement

On September 18, 2026, the Issuer entered into an Agreement and Plan of Merger (as it may be amended, restated, supplemented or modified from time to time, the "Merger Agreement") with WD Capital Partners Parent Inc., a Delaware corporation ("Parent") and WD Capital Partners Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are entities controlled by Thomas C. Priore, the Issuer's Chairman and Chief Executive Officer (the "Majority Stockholder") and certain of his affiliates.

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than (a) shares held by the Issuer or any of its direct or indirect wholly owned subsidiaries, (b) shares owned by Parent, Merger Sub or any of their respective affiliates including the Rollover Shares (as defined below), and (c) shares held by the Issuer's stockholders who have properly perfected appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL")) will be converted automatically into the right to receive from Parent $8.05 per share in cash, without interest and subject to any withholding taxes required by applicable law.

At the Effective Time, all outstanding Issuer stock options granted under the Issuer's 2018 Equity Incentive Plan (the "Issuer Stock Plan") will become fully vested, be canceled and converted into the right to receive a cash payment equal to the excess, if any, of the Merger Consideration over the applicable exercise price, multiplied by the number of shares of Common Stock subject to such option. All outstanding restricted stock unit awards will become fully vested and be canceled and be converted into the right to receive the Merger Consideration per underlying share of Common Stock. All outstanding performance stock unit awards will become fully vested (with performance deemed achieved at target-level performance) and be canceled and be converted into the right to receive the Merger Consideration per underlying share of Common Stock. All such payments will be made as promptly as practicable following, but in no event later than ten business days after, the Effective Time. All such payments will be subject to applicable tax withholdings.

The Merger Agreement contains customary non-solicitation provisions restricting the Issuer's ability to solicit or engage in discussions regarding competing acquisition proposals. The Issuer is permitted to grant waivers of, and not enforce, any standstill provision that has the effect of prohibiting the counterparty from making an unsolicited acquisition proposal. Notwithstanding these restrictions, prior to receipt of the stockholder approval described below, the Issuer may engage with parties who submit unsolicited bona fide written acquisition proposals after the date of the Merger Agreement that the special committee of the Issuer determines in good faith constitute or could reasonably be expected to lead to a Company Superior Proposal (as defined in the Merger Agreement) and where the failure to engage would reasonably be expected to be inconsistent with the Special Committee's fiduciary duties under applicable law.

The consummation of the Merger is subject to customary closing conditions, including the receipt of the (i)(a) the affirmative vote of holders of a majority of the voting power of all outstanding shares of Common Stock, entitled to vote, voting as a single class, and (b) the affirmative vote of a majority of the votes cast by the "disinterested stockholders" (as defined in Section 144 of the DGCL) (the foregoing clauses (a) and (b), collectively, the "Issuer Stockholder Approval"), (ii) the absence of any law or governmental order in the United States prohibiting the Merger, (iii) the receipt of certain state regulatory approvals in respect of the Issuer's money transmitter licenses arising out of a change of control of the Issuer as a result of the Merger and related transactions, (iv) the accuracy of the representations and warranties of the parties (generally subject to a material adverse effect standard), (v) the performance of the covenants of the parties in all material respects, and (vi) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement). The obligation of Parent and Merger Sub to consummate the Merger is also conditioned on each of the Issuer's existing credit agreements with Truist Bank and Varde Partners, respectively, remaining in full force and effect.

The Merger Agreement may be terminated by mutual written consent at any time prior to the closing of the Merger. Either party may also terminate the Merger Agreement if the Merger has not been consummated by December 18, 2027 (the "Outside Date"), if a final, non-appealable United States governmental order prohibits the Merger, or if the Issuer Stockholder Approval is not obtained. Either party may also terminate if the other party (or, in the case of the Parent, the Supporting Stockholders) breaches any representation, warranty, covenant or agreement such that the related closing conditions would not be satisfied, subject to a 30-day cure period (to the extent curable), provided that the terminating party (or, in the case of Parent, the Supporting Stockholders) is not then in breach that would cause its own closing conditions to fail. In certain specified situations described in the Merger Agreement, the Issuer may be required to pay Parent a termination fee of $15,750,000 and Parent may be required to pay the Issuer a termination fee of $35,250,000.

If the Merger is consummated, the shares of Common Stock, which are currently listed on the Nasdaq Capital Market ("Nasdaq"), will be delisted from Nasdaq and deregistered under the Exchange Act, and the Issuer will no longer be publicly traded and will become a wholly owned subsidiary of Parent, which is controlled by the Majority Stockholder through WD Capital Partners Holdings LP, a Delaware limited partnership and an affiliate of Parent ("Holdings").

Limited Guaranty and Equity Commitment Letter

Parent expects to fund the payment of the aggregate Merger Consideration and related fees and expenses through a combination of: (i) equity financing up to $160 million from funds advised by Searchlight Capital Partners, L.P. (collectively, the "Equity Financing Source") pursuant to an equity commitment letter delivered to the Issuer concurrently with the execution of the Merger Agreement (the "Equity Commitment Letter," and such equity financing, the "Financing"); (ii) a borrowing under the Issuer's existing credit agreement with Truist Bank; and (iii) available cash of the Issuer and its subsidiaries. The Issuer is a third-party beneficiary of the Equity Commitment Letter for purposes of specifically enforcing the terms and provisions thereunder under certain circumstances. Concurrently with the execution of the Equity Commitment Letter, the Equity Financing Source delivered to the Company a limited guaranty (the "Limited Guaranty"), pursuant to which the Equity Financing Source has guaranteed certain obligations of Parent under the Merger Agreement, subject to an aggregate cap. The Merger is not subject to a financing condition.

Support Agreement

On September 18, 2026, concurrently with the execution of the Merger Agreement, Thomas C. Priore, certain of his affiliates and certain other stockholders of the Company (collectively, the "Supporting Stockholders"), who collectively own approximately 61.4% of the outstanding shares of Common Stock, entered into Support Agreements (collectively, the "Support Agreements") with the Company, Parent and Holdings. Pursuant to the Support Agreements, each of the Supporting Stockholders have agreed, among other things: (a) to vote all shares of Common Stock owned by them or their controlled affiliates (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and any related proposals and (ii) against any competing acquisition proposal and any other action that would reasonably be expected to impede or delay the Merger; (b) immediately prior to the Effective Time, to contribute and transfer all of such Supporting Stockholder's shares of Common Stock (the "Rollover Shares") to Holdings in exchange for newly issued equity interests of Holdings (the "Rollover"), (c) use reasonable best efforts to supply complete and accurate information for regulatory filings and comply with notice and coordination requirements for regulatory matters; (d) not to transfer its Rollover Shares prior to the Effective Time, subject to certain exceptions, and (e) to waive any appraisal or dissenters' rights under Section 262 of the DGCL with respect to such Supporting Stockholder's shares. The Support Agreements will terminate upon the earlier of the termination of the Merger Agreement in accordance with its terms and the Effective Time.

Interim Investors Agreement

In connection with the Merger, Holdings, Parent, Merger Sub, the Controlling Stockholder, and an affiliate of the Equity Financing Source entered into an interim investors agreement (the "Interim Investors Agreement") in order to establish certain terms and conditions that will govern the relationship among them with respect to the Merger Agreement and the transactions contemplated thereby.

The foregoing descriptions of the Merger Agreement, the Support Agreement and the Interim Investors Agreement (each a "Merger Document", and collectively, the "Merger Documents") do not purport to be complete and are qualified in their entirety by reference to the full text of each such Merger Document, and each of the Merger Agreement, the Support Agreement and the Interim Investors Agreement is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages hereto is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth on the cover pages hereto is hereby incorporated by reference.

As a result of each Reporting Person's actions in respect of the Merger, each Reporting Person may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. As a result, the group may be deemed to have acquired beneficial ownership of all the shares of Common Stock beneficially owned by each member of the "group." As such, the group may be deemed to beneficially own in the aggregate 50,633,983 shares, which represents approximately 61.4% of the total outstanding shares of Common Stock of the Issuer. The foregoing does not include any shares of Common Stock which may be beneficially owned by any of the other parties to the Merger Documents who is not a Reporting Person in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the shares of Common Stock beneficially owned by any other members of the "group" and their respective affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of the Issuer's Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as described herein, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger, dated September 18, 2026, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report Form 8-K, filed with the SEC on September 21, 2026).
99.2 Form of Support Agreement, dated September 18, 2026, by and among the Issuer and each Supporting Stockholder (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report Form 8-K, filed with the SEC on September 21, 2026).
99.3 Interim Investors Agreement, dated September 18, 2026, by and among Holdings, Parent, Merger Sub, the Controlling Stockholder and an affiliate of the Equity Financing Source.
99.4 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Thomas C. Priore: /s/ Thomas C. Priore, Thomas C. Priore (09/21/2026)
- John V. Priore: /s/ John V. Priore, John V. Priore (09/21/2026)
- AESV CreditCard Consulting, LLC: /s/ John V. Priore, Manager of AESV CreditCard Consulting, LLC (09/21/2026)